Exhibit 99.1

N e w s R e l e a s e

Investor Contacts:

Suresh Kumar	Clarence Fu
(1) 408.941.1110	(65) 6360.4060
sureshk@charteredsemi.com	cfu@charteredsemi.com

Media Contacts:

Chartered U.S.:	Chartered Singapore:
Tiffany Sparks	Maggie Tan
(1) 408.941.1185	(65) 6360.4705
tiffanys@charteredsemi.com	maggietan@charteredsemi.com

CHARTERED IMPROVES SECOND QUARTER GUIDANCE

SINGAPORE — June 8, 2004 — Today, in its scheduled mid-quarter update, Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED) indicated that it expects moderately higher revenues and an improved net income for second quarter 2004, compared to its original guidance, which was provided on April 23, 2004.

For the second quarter, Chartered now projects revenues, excluding its share of Silicon Manufacturing Partners (SMP), will be up approximately 10 to 12% sequentially, compared to the original guidance of “up 9 to 12%.”

“We now expect that Chartered’s second quarter revenues will be approximately $254 million, up around 100% from the year-ago quarter and revenues including our share of SMP will be approximately $306 million, up around 88% from the year-ago quarter,” said George Thomas, vice president & CFO of Chartered. “Compared to first quarter 2004, we are seeing growth in shipments of both advanced and mature technologies and an improved average selling price (ASP). We expect the communications and computer sectors to primarily support the sequential revenue increase in the second quarter. The increase in revenue compared to our April outlook is primarily due to higher demand from customers in the computer sector. Mainly as a result of the expected higher revenues, we have also improved our guidance for the second-quarter bottom line, and now expect a net profit of approximately $10 million.”

Chartered expects the revenue contribution from 0.18-micron and below products in the second quarter to be in the mid-40s percentage of total revenues, and 0.13-micron revenues to grow around 35% sequentially to at least 15% of total business base revenues.

Based on its current assessment of market and customer trends, the Company’s updated guidance for second quarter 2004 is as follows:

	1Q 2004	2Q 2004 Guidance
		April 23	June 8
		Guidance	Guidance
	Actual	Midpoint/Range	Midpoint/Range
Revenues (a)	$228.4M	$252M, +/- $3M	$254M, +/- $2M
Chartered’s share of SMP revenues	$55.3M	$50M, +/- $1M	$52M, +/- $1M
Revenues including Chartered’s share of SMP	$283.7M	$302M, +/- $4M	$306M, +/- $3M
ASP (a)	$981	$1,025, +/- $20	$1,038, +/- $10
ASP of Chartered’s share of SMP revenues	$1,554	$1,481, +/- $25	$1,485, +/- $15
ASP including SMP	$1,057	$1,080, +/- $25	$1,094, +/- $15
Utilization (b)	81%	91%, +/- 2% points	90%, +/- 2% points
Net Income (a) (c)	$1.9M	$7M, +/- $5M	$9.5M, +/- $4M
Earnings per ADS	$0.01	$0.03, +/- $0.02	$0.04, +/- $0.02

(a)	Determined in accordance with US GAAP.

(b)	Utilization calculation for second quarter 2004 excludes shipment of approximately 3,000 wafers (eight-inch equivalent) from Fab 1, which ceased operations as of March 31, 2004.

(c)	Net income includes the negative profit impact from CSP accounting treatment, which was $12.5 million in first quarter 2004, and is projected to be approximately $6.0 million in second quarter 2004.

Chartered plans to release second quarter 2004 results on Friday, July 23, 2004, Singapore time, before the Singapore market opens.

Chartered’s original guidance for second quarter 2004 was published in the Company’s first-quarter 2004 earnings release dated April 23, 2004, which can be found on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, Earnings Releases section.

About Chartered

Chartered Semiconductor Manufacturing, one of the world’s top three dedicated semiconductor foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer markets. In Singapore, Chartered operates four fabrication facilities and has a fifth fab, the Company’s first 300mm facility, which is expected to begin pilot production by the end of 2004.

A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST: CHARTERED). Information about Chartered can be found at www.charteredsemi.com.

Presentation of Information in this News Release

The Company’s financial results are prepared and determined in accordance with US GAAP. In order to give investors additional information, Chartered has also provided information on its total business base revenues and ASP, which included the Company’s share of Silicon Manufacturing Partners. Silicon Manufacturing Partners (SMP or Fab 5) is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues. References to revenues or ASP including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our expectation of higher revenues and an improved net income, growth in shipments of advanced and mature technologies, improved average selling price, the revenue contribution from 0.18-micron and below products and our outlook for second quarter 2004 reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and communications sector; pricing pressures, reliance on a small group of customers, rescheduling and canceling of orders; changes in product mix; the rate of semiconductor market recovery; economic conditions in the United States as well as globally; customer demands; unforeseen delays or interruptions in our plans for our fabrication facilities; the performance level of and technology mix in our fabrication facilities; our progress on leading edge products and the successful implementation of our partnership, technology and supply alliances and competition. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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